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11018809

SECURI~~i~~~~ies~~~~and~~~~exch~~~~ange~~ ~~commi~~SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING America Equities, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway

	FIRM I.D. NO.

(No. and Street)

Denver	CO	80203-5699
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia Grimm   (610) 425-4294

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION, COMMONWEALTH OF PENNSYLVANIA COUNTY OF CHESTER

I, Cynthia Grimm _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING America Equities, Inc. _____ , as of December 31 _____ , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Sworn to and subscribed before me
This 11th day of February, 2011

_____
Signature

Financial Operations Principal
_____
Title

_____
Notary Public , Linda A. Engle

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ING America Equities, Inc.
Statement of Financial Condition
December 31, 2010

Contents

**Ernst & Young LLP**
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
ING America Equities, Inc.

We have audited the accompanying statement of financial condition of ING America Equities, Inc. (the Company, a wholly-owned subsidiary of Security Life of Denver Insurance Company, which is an indirect wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of ING America Equities, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

February 25, 2011

Ernst & Young LLP

ING America Equities, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	1,761,704
Due from affiliates, including $1,943 under tax allocation agreement		987,423
Deferred tax asset		163,390
Other assets		5,632
Total assets	$	2,918,149

Liabilities and stockholder's equity

Liabilities:

Commissions payable		668,477
Due to affiliates		361,364
Other liabilities		2,750
Total liabilities		1,032,591

Stockholder's equity:

Common stock ($1.00 par value; 250,000 shares authorized; 150,000 shares issued and outstanding)		150,000
Additional paid-in capital		1,951,000
Accumulated deficit		(215,442)
Total stockholder's equity		1,885,558
Total liabilities and stockholder's equity	$	2,918,149

The accompanying notes are an integral part of this financial statement.

2

ING America Equities, Inc.
Notes to Statement of Financial Condition

1. Nature of Business and Ownership

ING America Equities, Inc.'s (the Company) business consists primarily of the wholesale distribution of variable life policies and annuity contracts on behalf of affiliated insurance companies. The Company operates as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Security Life of Denver Insurance Company (SLD or Parent) and ultimately of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

The Company's securities transactions are primarily limited to life insurance and variable annuities. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the statement of financial condition that will result in taxable or deductible amounts in future years.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2010 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2010. Significant components of the Company's deferred tax asset at December 31, 2010 are as follows:

Deferred tax asset:		
Pension	$	116,951
Deferred compensation		46,439
Net deferred tax asset	$	163,390

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, Income Taxes, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2009 through 2010 as a part of the IRS Compliance Assurance Process (CAP) program. Tax years 2004 through 2008 were settled with the IRS in Q3 2010. Management is not aware of any adjustments as a result of the settlement of the prior year audits or the continuing examinations that would have a material impact on the financial statements of the Company.

ING America Equities, Inc.
Notes to Statement of Financial Condition

4. Employee Benefits

401(k), Pension, and Deferred Compensation Plans

The employees of the Company are covered by a variety of employee benefit plans (401(k), pension, and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2010 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

5. Related Party Transactions

The Company distributes variable life policies and annuity contracts issued by SLD, ReliaStar Life Insurance Company (RLI), and ReliaStar Life Insurance Company of New York (RLNY), affiliates of the Company. The Company receives all of its commission revenue from the affiliated insurance companies which is passed through to retail broker-dealers as commission payments.

Pursuant to distribution service agreements with affiliated insurance companies, the Company receives compensation from the affiliated companies through an annual distribution fee.

The Company participates in administrative service agreements with affiliated insurance companies and ING AIH for general business, administrative, and management services provided by the affiliated companies to the Company. All operating expenses other than those allocated under the administrative agreements are paid directly by the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential

ING America Equities, Inc.
Notes to Statement of Financial Condition

outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company. It is the practice of the Company and its affiliates to cooperate fully in such matters.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital would exceed 12 to 1.

At December 31, 2010, the Company had net capital of $729,113, which was $660,274 in excess of its required net capital of $68,839. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 1.42 to 1.

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located in the United States.





STATEMENT OF FINANCIAL CONDITION

ING America Equities, Inc.
December 31, 2010
with Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

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